BUFFALO GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited, Prepared by Management)

March 31, 2008

NOTICE TO READER

These unaudited consolidated financial statements for the first financial quarter ended March 31, 2008 have not been reviewed by our auditors, Davidson & Company LLP, Chartered Accountants. They have been prepared by Buffalo Gold Ltd.'s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years except for the adoption of new accounting policies as described in note 3. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2007.

BUFFALO GOLD LTD.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

	March 31, 2008	December 31, 2007
Assets		
Current		
Cash	$ 354,866	$ 1,064,756
Receivables	1,236,435	999,618
Notes receivable	-	300,000
Marketable securities (note 4)	9,116,159	808,295
Inventories (note 5)	1,235,604	999,107
Prepaid expenses	356,735	207,425
	12,299,799	4,379,201
Deposits	65,303	76,643
Property, plant and equipment (note 6)	4,582,134	4,575,235
Equity investments (note 7)	11,064,104	13,080,514
Exploration properties (note 8)	35,381,405	35,381,405
Development property	48,865,345	47,468,294
	$ 112,258,090	$ 104,961,292
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accruals (note 12)	$ 4,193,688	$ 3,863,457
Other current liabilities	2,883,249	2,637,359
Total current liabilities	7,076,937	6,500,816
Long-term liabilities	10,114,826	8,938,157
Asset retirement obligations	4,732,641	4,617,669
Future income taxes	28,604,125	27,508,831
	50,528,529	47,565,473
Shareholders' equity		
Share capital (note 9)		
Authorized		
Unlimited common shares without par value		
Issued and outstanding		
106,897,260 (2007 – 97,793,619) common shares	85,251,500	81,664,255
Share subscriptions received	-	211,500
Contributed surplus	10,606,086	10,383,086
Accumulated other comprehensive loss	4,562,144	(413,642)
Deficit	(38,690,169)	(34,449,380)
	61,729,561	57,395,819
	$ 112,258,090	$ 104,961,292

Continuance of operations (note 2)
Subsequent events (note 14)

On behalf of the board of directors

"Brian McEwen"		*"James Stewart"*	
Brian McEwen	Director	James Stewart	Director

The accompanying notes are an integral part of these consolidated financial statements..

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

		Three Months Ended March 31		
		2008		2007
Exploration expenses (note 8)	$	1,220,909	$	3,439,864
Administrative Expenses				
Amortization		2,915		3,554
Consulting fees (note 12)		246,162		210,412
Investor relations		149,648		137,850
Listing, filing and transfer fees		50,515		20,581
Office and miscellaneous		169,981		1,741
Professional fees (note 12)		47,225		63,836
Rent (note 12)		58,125		28,689
Salaries		265,577		17,427
Stock-based compensation		-		-
Travel and promotion		51,285		108,134
		1,041,433		592,224
Loss before other items		(2,262,342)		(4,032,088)
Other Items				
Equity loss in investees		(1,085,052)		-
Gain on partial disposition of equity investment		567,473		-
Foreign exchange gain (loss)		(1,465,171)		46,670
Other loss		(37,670)		(1,507)
Interest expense		(4,735)		-
Interest income		8,534		158,951
Loss before income taxes		(4,278,963)		(3,240,749)
Future income tax recovery		38,174		79,000
Loss for the period		(4,240,789)		(3,161,749)
Other comprehensive income (loss)				
Net unrealized gain (loss) on available for sale securities		4,975,786		(742,502)
Comprehensive income (loss) for the period	$	734,997		(3,904,251)
Loss per share, basic and fully diluted	$	(0.04)	$	(0.06)
Weighted average number of shares outstanding				
Basic and fully diluted		105,096,829		50,913,159

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

| | Three Months Ended March 31 | |
	2008	2007
Cash Flows From (Used In) Operating Activities		
Loss for the period	$ (4,240,789) $	(3,161,749)
Items not involving cash		
Stock-based compensation	-	-
Loss (gain) on sale of marketable securities	-	-
Gain on sale of mineral properties	(567,473)	-
Unrealized foreign exchange loss (gain)	1,778,672	-
Amortization	2,915	3,554
Future income taxes	(38,174)	(79,000)
Equity loss in investees	1,085,052	-
Changes in non-cash working capital items:		
Decrease (increase) in receivables	(119,336)	77,428
Decrease (increase) in prepaid expenses	(131,097)	43,369
Decrease (increase) in inventory	(102,577)	-
Increase (decrease) in accounts payable and accrued liabilities	221,970	(204,679)
Net cash provided by (used in) operating activities	(2,110,837)	(3,321,077)
Cash Flows Used In Financing Activities		
Issuance of shares for cash	3,885,300	257,341
Share issue costs	(559,660)	-
Sale of equity investment	1,382,640	-
Net cash used in financing activities	4,708,280	257,341
Cash Flows Used in Investing Activities		
Purchase of marketable securities	-	(6,702,431)
Sale of marketable securities	-	16,442,309
Equipment purchases	(9,814)	(2,036)
Purchase of equity investments	(2,289,800)	-
Expenditures on development properties	(1,397,051)	-
Loan repayment by related party	300,000	-
Deposit	11,340	(9,216)
Net cash used in investing activities	(3,385,325)	9,728,626
Foreign exchange gain(loss) on cash held in foreign currency	77,992	(1,492)
Change in cash and cash equivalents during the period	(709,890)	6,663,398
Cash and cash equivalents, beginning of period	1,064,756	1,368,597
Cash and cash equivalents, end of period	$ 354,866 $	8,031,995

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

	Number of shares	Share capital	Share subscriptions received	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
Balance, December 31, 2006	46,423,539	$ 40,045,572	$ -	$ 5,990,160	$ -	$ (19,993,344)	$ 26,042,388
Issuance of shares to Longview	17,000,000	15,298,000	-	-	-	-	15,298,000
Issuance of shares to Madison	3,521,648	3,375,502	-	-	-	-	3,375,502
Share subscriptions received	-	-	211,500	-	-	-	211,500
Exercise of share purchase warrants – cash	280,456	195,618	-	-	-	-	195,618
Fair value of warrants exercised	-	82,712	-	(82,712)	-	-	-
Exercise of stock options – cash	300,000	124,515	-	-	-	-	124,515
Fair value of options exercised	-	110,438	-	(110,438)	-	-	-
Share issue costs reimbursement	-	503	-	-	-	-	503
Stock option award	-	-	-	1,377,076	-	-	1,377,076
Purchase of Sargold Resource Corporation	21,597,976	18,803,000	-	3,209,000	-	-	22,012,000
Private placement	8,670,000	3,901,500	-	-	-	-	3,901,500
Offering costs - cash	-	(273,105)	-	-	-	-	(273,105)
Unrealized loss on marketable securities	-	-	-	-	(413,642)	-	(413,642)
Loss for the year	-	-	-	-	-	(14,456,036)	(14,456,036)
Balance, December 31, 2007	97,793,619	81,664,255	211,500	10,383,086	(413,642)	(34,449,380)	57,395,819
Share subscriptions completed	-	-	(211,500)	-	-	-	(211,500)
Private placement	9,104,001	4,096,800	-	-	-	-	4,096,800
Offering costs - cash	-	(286,555)	-	-	-	-	(286,555)
Offering costs- non-cash	-	(223,000)	-	223,000	-	-	-
Unrealized loss on marketable securities	-	-	-	-	4,975,786	-	4,975,786
Loss for the period	-	-	-	-	-	(4,240,789)	(4,240,789)
Balance, March 31, 2008	106,897,620	$ 85,251,500	$ -	$ 10,606,086	$ 4,562,144	$ (38,690,169)	$ 61,729,561

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2008
(Unaudited, Prepared by Management)

1.   BASIS OF PRESENTATION

These consolidated financial statements include the accounts of Buffalo Gold Ltd. and all of its subsidiaries and investments. Buffalo Gold Ltd. and its subsidiaries are collectively referred to as the "Company". The principal subsidiaries and investments of the Company and their geographic locations at March 31, 2008 are listed below:

Entity	Location	Ownership Interest	Status
Sardinia Gold Mines SPA ("SGM")	Italy	100%	Consolidated
SGM Ricerche SPA ("SGM Ricerche")	Italy	100%	Consolidated
Madison Enterprises (PNG) Ltd. ("Madison PNG")	Papua New Guinea	60%	Consolidated
Gold FX Limited ("Gold FX")	Australia	100%	Consolidated
Canon Investments Pty Ltd. ("Canon")	Australia	100%	Consolidated
Bondi Mining Limited ("Bondi")	Australia	42%	Equity investment
AMI Resources Inc. ("AMI")	Ghana	22%	Equity investment

Buffalo Gold Ltd. is an Alberta Corporation engaged in the business of the acquisition, exploration, development of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. The Company adds value by investing in strategic companies and developing assets through exploration moving towards the overall strategy of becoming a mid-tier gold producer. The Company's shares are listed on the TSX Venture Exchange (the "Exchange") and, accordingly, the Company is subject to restrictions on share issuances and certain types of payments as set out in Exchange policies. The Company's shares are also listed on the Over the Counter market ("OTC") in the United States and the Frankfurt Stock Exchange in Germany.

2.   CONTINUANCE OF OPERATIONS

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and the ongoing assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company has a history of operating losses and it had a working capital deficiency of $5,222,862 at March 31, 2008 (December 31, 2007 - $2,121,615). The Company intends to undertake exploration and development programs that will require the Company to raise further funds or sell assets. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have been primarily funded by the issuance of share capital and debt. Continued operation of the Company is dependent on the Company's ability to complete additional equity financings or generate profitable operations in the future. Such financings may not be available or may not be available on reasonable terms.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2008
(Unaudited, Prepared by Management)

3.   **ADOPTION OF ACCOUNTING POLICIES**

Accounting policies to be implemented effective January 1, 2008

Two new CICA Handbook sections, 3862, *Financial Instruments – Disclosure and 3863*, *Financial Instruments – Presentation*, will replace Section 3861, *Financial Instruments – Disclosure and Presentation*. These new sections incorporate many of the disclosure requirements in the existing section, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments.

Section 1535, Capital Disclosures establishes disclosure requirements about the Company's objectives, policies and processes for managing capital, as well as quantitative information about the capital.

Section 3031, Inventories, which replaces the existing Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 will not have a material impact on the Company's consolidated financial position and results of operations.

Accounting policies to be implemented effective January 1, 2009

In February 2008, the CICA issued Section 3064, *Goodwill and Intangible Assets*, which replaces Section 3062, *Goodwill and Other Intangible Assets* and Section 3450, *Research and Development Costs*. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to the Company's financial statements for its fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP and the date for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonable estimated at this time.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2008
(Unaudited, Prepared by Management)

4.   **MARKETABLE SECURITIES**

At March 31, 2008, the Company held the following available-for-sale securities:

		Cost	Market Value
Solomon Gold plc	Common shares	$ 318,999	$ 159,175
Gold Aura	Common shares	390,628	170,984
Kinbauri Gold Corp.	Common shares	6,501,640	8,786,000
		$ 7,211,267	$ 9,116,159

At December 31, 2007, the Company held the following available-for-sale securities:

		Cost	Market Value
Solomon Gold plc	Common shares	$ 318,999	$ 160,524
AMI Resources Inc.	Common shares	670,782	361,375
Gold Aura Limited	Common shares	390,628	286,396
		$1,380,409	$ 808,295

5.   **INVENTORIES**

	March 31, 2008	December 31, 2007
Gold doré bars	$ -	$ 77,945
Work in progress	659,950	505,553
Materials and supplies	575,654	415,609
	$ 1,235,604	$ 999,107

6.   **PROPERTY, PLANT AND EQUIPMENT**

	March 31, 2008			December 31, 2007
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$ 729,730	$ -	$ 729,730	$ 729,730
Buildings	978,754	-	978,754	978,754
Machinery and equipment	1,138,904	-	1,138,904	1,129,108
Vehicles	1,701,893	-	1,701,893	1,701,893
Computer equipment	41,060	25,130	15,930	17,746
Computer software	29,581	22,929	6,652	7,602
Furniture and fixtures	15,892	5,621	10,271	10,402
	$ 4,635,814	$ 53,680	$ 4,582,134	$ 4,575,235

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2008
(Unaudited, Prepared by Management)

7. **EQUITY INVESTMENTS**

    Kinbauri Gold Corp.

Balance, December 31, 2007	$	4,465,152
Equity in loss for the period		(665,794)
Sale of shares		(815,167)
Transfer to marketable securities		(2,984,191)
Balance, March 31, 2008	$	-

At December 31, 2007, the Company held 26% of the issued common shares of Kinbauri. In the quarter ended March 31, 2008, the Company sold 2,400,000 shares of Kinbauri for net proceeds of $1,382,640. At February 28, 2008 the Company shareholding in Kinbauri fell below 20% and Kinbauri ceased to be an equity investee.

Bondi Mining Ltd.

Balance, December 31, 2007	$	8,615,362
Equity in loss for the period		(287,258)
Balance, March 31, 2008	$	8,328,104

At March 31, 2008 Company held 42% of the issued common shares of Bondi.

AMI Resources Inc.

In May 2007, the Company acquired 1,445,500 shares of AMI, a publicly traded company, at a cost of $670,782. Longview Capital Partners Incorporated ("Longview Incorporated"), a company with an officer and a director in common with the Company, is a significant shareholder of AMI.

In January 2008, the Company acquired 5,724,500 common shares of AMI at a price of $0.40 per share in a private transaction with Longview Incorporated. As a result of this transaction, the Company now owns 7,170,000 common shares, representing approximately 22% of AMI's issued and outstanding share capital.

Balance, December 31, 2007	$	-
Purchase of shares and warrants		2,868,000
Equity in loss for the period		(132,000)
Balance, March 31, 2008	$	2,736,000

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2008
(Unaudited, Prepared by Management)

8.   **EXPLORATION PROPERTIES**

The carrying values of the Company's mineral properties were:

	December 31, 2007	Additions	Disposals	Write-off	March 31, 2008
Gold					
Furtei	$ -	$ -	$ -	$ -	$ -
Osilio	2,987,597	-	-	-	2,987,597
Monte Ollasteddu	1,000,000	-	-	-	1,000,000
Mt. Kare	27,535,873	-	-	-	27,535,873
Corridors	3,086,348	-	-	-	3,086,348
Oakland Park	-	-	-	-	-
Golden Gate	771,587	-	-	-	771,587
Cadarga	-	-	-	-	-
Palmer River	-	-	-	-	-
Silver and base metals					
Woodmurra and Callabonna	-	-	-	-	-
Red River	-	-	-	-	-
	$ 35,381,405	$ -	$ -	$ -	$ 35,381,405

The Company incurred exploration expenses as follows:

	March 31, 2008	March 31, 2007
Drilling and sampling	$ 64,110	$ 943,260
Geological, geochemical, geophysics	154,788	423,059
Communications	75,393	49,380
Helicopter and transport	345,233	899,568
Salaries	152,227	148,190
Fuel	17,117	153,671
Land use permits	61,377	152,686
Accommodation and meals	52,152	105,251
Supplies	59,161	-
Automotive	-	108,855
Legal fees	23,424	34,134
Travel	31,214	54,724
Consulting	128,817	282,305
General	55,896	84,781
Total	$ 1,220,909	$ 3,439,864

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2008
(Unaudited, Prepared by Management)

8. EXPLORATION PROPERTIES (CONTINUED)

The Company's exploration expenditures (recoveries) by property were:

		March 31, 2008		March31, 2007
Gold				
Osilo	$	-	$	-
Monte Ollasteddu		-		-
Mt. Kare		1,124,336		3,197,449
Corridors		10,873		7,542
Oakland Park		18,536		-
Golden Gate		1,091		-
Cadarga		-		-
Palmer River		-		-
Other		51,009		70,915
		1,205,845		3,275,906
Uranium				
Angela and Pamela		-		-
Maureen North		-		142,755
Juntala		-		-
Murphy		-		8,522
Eromanga		-		306
		-		151,583
Nickel				
Hannah 1		838		8,395
Rawlinna		774		-
		1,612		8,395
Silver and base metals				
Woodmurra and Callabonna		1,802		-
Red River		11,650		3,980
		13,452		3,980
	$	1,220,909	$	3,439,864

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2008
(Unaudited, Prepared by Management)

9. SHARE CAPITAL

In January 2008, the Company completed the second tranche of a brokered private placement of 9,104,001 units at a price of $0.45 per unit to generate gross proceeds of $4,096,800 of which $211,500 was received in 2007. Each unit comprises one common share and a half-warrant with each full warrant exercisable to purchase a common share at $0.75 for a period of two years. The Company incurred cash offering costs of $474,078. In addition, the Company issued 1,114,711 broker warrants.

10. STOCK OPTIONS

The Company has an incentive stock option plan (the "Plan") to grant options to directors, officers, employees and consultants of the Company. The maximum number of shares reserved for issuance under the Plan may not exceed 10% of the issued share capital of the Company. Under the Plan, the exercise price of each option may not be less than the market price of the Company's shares at the date of grant. Options granted under the Plan have a term not to exceed five years and vesting provisions are determined by the board of directors.

The change in stock options outstanding is as follows:

	March 31, 2008		March 31, 2007	
	Stock Options Outstanding	Weighted Average Exercise Price US$	Stock Options Outstanding	Weighted Average Exercise Price US$
Balance, January 1	8,387,262	0.74	3,698,500	1.14
Granted	-	-	-	-
Exercised	-	-	(250,000)	0.35
Expired or forfeited	(1,760,190)	0.71	-	-
Balance, March 31	6,627,072	0.75	3,448,500	1.20

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2008
(Unaudited, Prepared by Management)

11. WARRANTS

At March 31, 2008, the following share purchase warrants were outstanding:

Exercise Price	Number of Financing Warrants	Number of Broker Warrants	Expiry Date
$0.75	4,335,000	-	December 12, 2009
$0.75	4,552,001	1,114,711	January 18, 2010
US$0.86	1,428,571	-	June 5, 2009
US$0.86	428,572	2,142,857	June 12, 2009
US$1.03	1,150,000	1,314,286	July 28, 2008
US$1.25	1,552,500	159,584	April 3, 2008
US$2.10	-	1,137,870	September 25, 2008
US$2.25	5,714,350	-	September 25, 2008
	19,160,994	5,869,308	

The change in share purchase warrants outstanding is as follows (where applicable, Canadian dollar denominated amounts have been converted to US dollars at prevailing exchange rates):

	Financing Warrants		Broker Warrants	
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price
At January 1, 2008	14,608,993	US$ 1.43	4,754,597	US$ 1.23
Issued	4,552,001	US$ 0.74	1,114,711	US$ 0.74
Expired	-	-	-	-
Exercised	-	-	-	-
At March 31, 2008	19,160,994	US$ 1.27	5,869,308	US$ 1.14

12. RELATED PARTY TRANSACTIONS

The Company incurred the following expenses with officers, a former officer, directors, a former director, companies and a law firm in which officers or directors of the Company, or their spouses, hold an interest:

	Three Months Ended March 31	
	2008	2007
Consulting fees	$ 125,160	$ 291,046
Professional fees	30,000	-
Exploration expenses	39,955	-
Investor relations	38,540	37,500
Rent and office costs	20,850	13,155
Property evaluation	-	30,159
	$ 254,505	$ 371,860

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2008
(Unaudited, Prepared by Management)

12.   RELATED PARTY TRANSACTIONS (CONTINUED)

Included in accounts payable at March 31, 2008 is $231,880 (December 31, 2007 - $249,675) due to officers, directors and consulting companies in which officers or directors hold an interest.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

13.   CAPITAL MANAGEMENT

The Company considers that its capital comprises shareholders' equity and long-term liabilities. The Company's objectives in managing capital are to ensure that it has sufficient funds to support the development of a gold exploration and mining company and maintain creditor confidence; and to safeguard the Company's ability to obtain financing when the need arises.

The Company does not have any externally or internally imposed capital requirements. In maintaining its capital, the Company has a strict investment policy which includes investing surplus cash only in highly liquid, highly rated financial instruments. The Company regularly reviews its capital management approach. There were no changes in the Company's approach to capital management during the period.

14.   SUBSEQUENT EVENT

In April 2008, the Company gave notice to Madison Minerals Inc. ("Madison") that the Company wishes to implement a joint venture at the Mt. Kare project in Papua New Guinea following a 90-day notice period. The Company currently has a 60% interest in the Mt. Kare project and Madison has 40%. Madison and the Company collectively hold a 10% interest in trust for the local landowners, which is included in their interests. The Company and Madison will have to contribute on a pro rata basis to the project costs or their ownership interests will be diluted. Madison has indicated that it will not be contributing to the joint venture and will be subject to dilution.

BUFFALO GOLD LTD.
(A DEVELOPMENT STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

MARCH 31, 2008

BUFFALO GOLD LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2008

The following discussion and analysis, prepared as of May 30, 2008, should be read together with the unaudited consolidated financial statements for the quarter ended March 31, 2008 and related notes, and audited financial statements for the year ended December 31, 2007 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). All financial amounts are stated in Canadian dollars unless otherwise indicated.

Management's discussion and analysis contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of Buffalo Gold Ltd. ("Buffalo" or the "Company"). Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company's business and the availability and terms of financing. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information regarding Buffalo is available on SEDAR at www.sedar.com.

BUSINESS OF THE COMPANY

Overview

Buffalo is in the business of the acquisition, exploration, development of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. The Company adds value by investing in strategic companies and developing assets through exploration moving towards the overall strategy of becoming a mid-tier gold producer.

During the period ended March 31, 2008, the Company was primarily engaged in operating the Furtei mine in Sardinia. It also worked on developing exploration programs for the Mt. Kare property in Papua New Guinea and the Oakland Park and Corridors properties in Australia.

At March 31, 2008, the Company had cash of $355,000. Since that date, the Company has relied on the sale of its investments to fund operations. The Company is currently seeking additional financing, but there can be no assurance that it will be successful in doing so.

The more significant events in the Company's recent history are:

- In January 2008, the Company closed the second tranche of a private placement. Pursuant to the second closing, the Company issued 9,104,001 units at a price of $0.45 per unit for aggregate gross proceeds of $4,096,800. Altogether, the Company issued an aggregate of 17,774,001 units at a price of $0.45 per unit for aggregate gross proceeds of $7,998,300 pursuant to this placement.

- In January 2008, the Company acquired 5,724,500 common shares of AMI Resources Inc. ("AMI") (TSX-V: AMU) at a price of $0.40 per share in private transaction. As a result of this transaction, the Company now owns 7,170,000 common shares, representing approximately 22% of AMI's issued and outstanding share capital (see below *AMI Resources Inc.*).

- In February 2008, the Company entered into its first off-take agreement with MRI Trading AG ("MRI") to purchase gold and copper concentrate produced at the Furtei Mine in Sardinia. This initial contract is for up to 5,000 tonnes to be produced from the Su Masoni and Sa Perrima open pits in 2008. The contract is open and can be extended if required. Production and shipping of the concentrate began on a test basis in March 2008. The Company expects that underground production will commence in late 2008 or early 2009 following completion of a positive feasibility study on those targets. MRI is a trader of concentrates and other non-ferrous raw materials. It is part of the MRI group of companies, which is an investment and trading group in the commodities sector.

- In March 2008, the Company instituted a 3,250 metre drill program at the Furtei project, Sardinia. Buffalo awarded a drill contract for up to 1,750 metres of diamond core drilling in four holes. In addition the program will include up to 1,500 metres of reverse circulation (RC) drilling to be completed by Furtei employees using the Company's RC drill rig.

- In April 2008, the Company gave notice to Madison Minerals Inc. ("Madison") that Buffalo wishes to implement a joint venture at their Mt. Kare project in Papua New Guinea following a 90-day notice period. The Company currently has a 60% interest in the Mt. Kare project and Madison has 40%. Madison and the Company collectively hold a 10% interest in trust for the local landowners. Buffalo and Madison will have to contribute on a pro rata basis to the project costs or their ownership interests will be diluted, however, Madison has advised the Company that it does not intend to contribute to the joint venture.

- In April 2008, the Company signed a second off-take agreement with MRI to purchase gold and copper concentrate produced at the Furtei Mine in Sardinia. The contract covers up to 14,500 tonnes to be produced in 2009. This includes all of the expected production of gold-copper concentrate for 2009 based on estimates from the mine plan which is currently undergoing final development. Buffalo will also be producing gold-pyrite concentrate for sale to MRI and will continue to pour gold and silver doré bars on site from processing of ore and tailings through the carbon in leach ("CIL") circuit.

- In February 2008, the Company generated $1,394,000 from the sale of Kinbauri Gold Corp. ("Kinbauri") shares. In April and May 2008 the Company generated net proceeds of $2,835,000 from the sale Kinbauri shares.

DEVELOPMENT PROPERTY - GOLD

Furtei Gold Mine

Buffalo owns a 90% interest in the Furtei mine project, which includes a number of potential open pit and underground mines, a processing plant (capable of processing up to 1,000 tonnes per day), multiple exploration targets and a fully permitted mining concession including future tailings disposal. The Furtei processing plant was built in 1995-1996, and has a maximum annual capacity of 360,000 tonnes of ore. The Furtei Mine produced 135,000 ounces of gold between 1996 and 2002 from oxide resource, after which the processing plant was converted from an oxide heap leach to a sulphide flotation plant. Sargold successfully re-commissioned the Furtei plant for a marginal cost in 2006.

Production and Sales

Buffalo has poured over 1,500 ounces of gold at the Furtei Mine in 2008. Gold-pyrite ore is processed using the CIL facility with doré bars poured on-site. The current longer-term plan sees underground development starting in the latter part of 2008. The underground targets are mainly gold-copper mineralization from the sulphide mineral enargite and the ore would be processed using the flotation circuit at the Furtei mill.

Buffalo has entered into an agreement with MRI of Zug, Switzerland to purchase gold and copper concentrate produced at the Furtei Mine in Sardinia. An initial contract, in February 2008, is for the purchase of up to 5,000 tonnes to be produced from the Su Masoni and Sa Perrima open pits in 2008 and shipments of concentrate began in April 2008. A second contract includes up to 14,500 tonnes of gold-copper concentrate for sale to MRI in 2009. This includes all of the expected production of gold-copper concentrate for 2009 based on estimates from the mine plan that is undergoing final development. Buffalo will also be producing gold-pyrite concentrate for sale to MRI and will continue to pour gold and silver doré bars on site from processing of ore and tailings through the CIL circuit.

Resource Estimates and Mine Plan

A NI 43-101 report is currently being prepared by Wardrop Engineering ("Wardrop") and will include updated geological models and resource estimates. This will form the basis of the in-house feasibility study of underground development, also being completed by Wardrop.

Exploration Program

The Company initiated a 3,250-metre exploration drilling program at Furtei in March 2008. A drill contract was awarded to the Italian company SO.RI.GE. Srl. for up to 1,750 metres of diamond core drilling in four holes. In addition the program will include up to 1,500 metres of RC drilling to be completed by Furtei employees using the Company's RC drill rig.

The current known deposits at Furtei occur at structural intersections and lithological contacts. The RC program will therefore target the delineation of new mineralization through a series of shallow (150 metre) holes into similar structural and lithological intersections in close proximity to the known underground deposits such as Su Coru. Buffalo and Wardrop are completing an in-house feasibility study on the current underground targets with a goal of commencing production in 2009. The diamond drilling program will mainly test for mineralization in the black diatreme breccia unit. This flat-lying unit is a volcanic breccia with angular clasts and a dark grey pyrite-rich matrix that sits below several of the current underground targets. It has been followed on section for 180 metres and is open to the north and east. Historical drill intersections within this unit have included:

- 3 metres at 12 g/t Au in hole MAD113

- 3 metres at 7.8 g/t Au in hole SMND1

- 7 metres at 4.9 g/t Au in hole CDRD153

Previous drilling into the black diatreme breccia has not been included in any historic resource calculations but Buffalo believes that with additional drill delineation it has the potential to add significant resources to the project.

Expenses

The Company did not incur any exploration expenses on the Furtei Mine the first quarter of 2008 as drilling did not commence until April 2008.

EXPLORATION PROPERTIES - GOLD

Mt. Kare Property

The Company's Mt. Kare gold project is located in Papua New Guinea and comprises two parts: exploration license EL1093, in which the Company has acquired an interest through Madison Minerals Inc. ("Madison") as described below; and exploration license EL1427 which relates to surrounding lands and which is wholly-owned by the Company. EL1427 was approved in 2007 and EL 1093 is subject to renewal with a hearing scheduled in July 2008. The Company has also applied for exploration license, EL1575, which is located on adjacent lands.

Resources

Mt. Kare currently hosts an indicated resource of approximately 1,400,000 ounces of gold (18.83 million tonnes at 2.31 g/t gold and 17.31 g/t silver) and an inferred resource of approximately 290,000 ounces of gold (5.75 million tonnes at 1.56 g/t gold and 25.37 g/t silver):

Mineral Resources Category	Cut-off Equivalent	Tonnes (000)	Au g/t	Ag g/t	Contained 000 oz Au
Indicated	1.0	18,830	2.31	17.31	1,396
	2.0	8,559	3.66	22.51	1,008
	3.0	4,587	5.04	25.37	743
Inferred	1.0	5,753	1.56	9.53	288
	2.0	1,331	2.77	11.77	119
	3.0	476	3.85	11.22	59

These estimates are based on a block model where the gold-equivalent service variable is derived from the sum of the gold and silver grades under the assumptions of a gold price of US$550/oz and a silver price of US$10/oz (Aueq g/t = Au g/t + (10/550) x Ag g/t).

Ownership

On October 20, 2005, the Company entered into an option agreement with Longview to acquire up to a 90% interest in EL1093. Longview held an option from Madison to acquire up to a 100% interest of Madison's 90% interest in EL1093. Longview is beneficially owned by one of the Company's directors. One of the Company's directors is also a director and shareholder of Madison. Further to the October 20, 2005 agreement, the Company paid Longview $200,000 and in March 2007 issued to Longview 17,000,000 common shares. These common shares are subject to a time-based release from escrow over 18 months.

In June 2006, Longview and Madison agreed to grant the Company an extension of certain dates for six months in consideration for the payment by the Company of $150,000. By December 31, 2006, the Company had paid all cash amounts.

In June 2007, Buffalo further amended its agreement with Longview, Longview Capital Holdings Ltd., Madison, Madison Enterprises (BVI Inc.) and Madison Enterprises (PNG) Ltd. ("Madison PNG to revise the basis on which it will acquire various interests in EL1093. Under this agreement, the Company acquired a 60% interest in Madison PNG (which owns a 90% interest in EL1093) by making a payment of $500,000 (settled with 521,648 common shares) and issuing a further 3,000,000 common shares. This transaction completed in late June 2007.

In conjunction with this transaction, Buffalo has the following options for earning additional interest at Mt. Kare in the future:

(a)   The Company may increase its interest to 75% by completing a bankable feasibility study within four years of signing a definitive agreement. The Company is entitled to a one-year extension if it actively carries out exploration work at Mt. Kare and works towards the bankable feasibility study, spending at least $500,000 in each year of the four-year period.

(b)   After the Company has earned a 75% interest, it may acquire the remaining 25% at fair market value.

In April 2008, Buffalo decided not to continue with either of the above earn-in scenarios with Madison at Mt. Kare. Instead, Buffalo opted to trigger its joint venture option with Madison, whereby each company must contribute on a pro rata basis to the project costs or be diluted down. The JV will be implemented following a 90-day notice period. Madison has advised the Company that it does not intend to contribute to the joint venture with the result that its ownership interest will be diluted.

Previous History

Buffalo has been advised of a lengthy and complicated history of litigation in the courts of Papua New Guinea relating to the respective mineral rights under the mining license EL1093 and the Mt. Kare Special Mining Lease 1 ("SML 1") which has involved, in various proceedings, Kare-Puga Development Corporation Pty Limited ("KDC"), Oakland Limited ("Oakland") and Ramsgate Resources NL ("Ramsgate") as well as the Government of Papua New Guinea, Carpenter Pacific Resources NL ("Carpenter"), an Australian public company, and Matu Mining Ltd. ("Matu"), which were previous license holders. The Company's understanding of this history is as follows.

KDC and Oakland had a number of agreements relating to the exploration and exploitation of the alluvial mineral rights and, purportedly, the hardrock mineral rights, which KDC claimed had been granted to KDC pursuant to the SML 1. In 1996, Carpenter and Matu entered into a conditional settlement agreement with Ramsgate and Oakland in order to settle all of the outstanding litigation relating to EL1093 (the "Settlement Agreement"). As a result, Oakland became a one-third shareholder in Matu; litigation unresolved at the time of execution of the Settlement Agreement was discontinued by all parties; all rights of Oakland in respect of its agreements with KDC relating to SML 1 and the alluvial activities thereon were assigned to Matu (and subsequently Madison).

The Settlement Agreement was subject to various conditions precedent, including approval by KDC. KDC gave its approval in March 1996 and Matu informed Madison that the other conditions precedent under the Settlement Agreement had been fulfilled or waived. As a result of the Settlement Agreement, all outstanding litigation was settled. In April of 1998, Oakland sold its interest in Matu to Carpenter.

On March 20, 1998, Madison, Madison PNG, Carpenter, Matu, Ramsgate, Oakland and KDC entered into a joint venture agreement (the "Joint Venture Agreement") to govern future exploration and development of EL1093; this agreement and Madison's interest in EL1093 were both registered in April, 1998. Madison, through its various subsidiaries, subsequently acquired a 100% legal interest in EL1093 and it holds a 10% interest in EL1093 in trust for KDC, resulting in Madison holding a 90% beneficial interest in EL1093. KDC will, in turn, hold the interest in trust for the traditional landowners at Mt. Kare.

The Joint Venture Agreement is now only relevant to the extent that it defines the rights and obligations of Madison, and therefore the rights of and between Buffalo and KDC. The Joint Venture Agreement provides that all costs up until the delivery of a feasibility report will be borne by Madison; KDC is obliged to pay its proportionate share of costs following the delivery of a feasibility report, failing which its interest will convert to a royalty interest equal to 10% of net profits. The Joint Venture Agreement received the ministerial approval required under the Mining Act of 1992 (Papua New Guinea) on April 17, 1998.

2007 Exploration

In May 2007, the Buffalo-Madison Joint Venture management committee recommended to the companies that a Type 2 Economic Pre-feasibility Study should be deferred until detailed exploration work is conducted on the many targets throughout the property and the full extent of possible resources understood. Accordingly, Buffalo's Mt. Kare exploration work was expanded to include a regional exploration program to also evaluate other areas within the licenses.

2007 Drilling

Buffalo drilled 7,133 metres in 33 holes to test objectives both in the vicinity of known mineralization and at existing targets. Results are summarized below in Table 1.

Hole MK07-90 targeted an untested area of the Southern Western Roscoelite Zone ("SWRZ") and intersected 1.59 g/t gold reported over 74 metres including 28 metres of 2.53 g/t gold starting at a depth of 88 metres. On the eastern flank of the SWRZ, holes MK07-91 and MK07-97 encountered mainly patchy mineralization near the surface but significant intersections of gold occurred at depth, most notably 27.5 metres of 5.40 g/t gold including 11 metres of 12.73 g/t gold, starting at 219 metres depth. MK07-96 also tested the eastern flank of the SWRZ and intersected significant mineralization below 123 metres, including 33.0 metres of 1.76 g/t gold. This hole was abandoned at 208 metres due to problems with the drill. Hole MK07-99 was an infill hole drilled in the southern portion of the SWRZ. Mineralization was encountered in this hole, including 17.2 metres of 0.95 g/t gold.

MK06-92 is an infill hole in the southern Central Zone that intersected 22.5 metres of 3.34 g/t gold at a starting depth of just over 200 metres. The hole was stopped prematurely due to problems with the drill rig. MK07-95 lies to the east and was drilled to test the eastern extension of historical hole MK00-239.

Additional infill drilling in the Northern Western Roscoelite Zone ("NWRZ") included holes MK07-93, aimed at the down-dip extension of the NWRZ, and MK07-94 that intersected 53.9 metres of 1.20 g/t gold at a shallow depth of 54 metres. The eastern extension of the NWRZ was tested in hole MK07-98, down-dip from MK06-73. Mineralization was encountered at depth, including 17 metres of 1.19 g/t gold at 237 metres. Hole MK07-100 was drilled to test for a possible northern extension of the NWRZ at depth but no significant intersections were returned.

A possible down-plunge extension of the Black Zone towards the C9 Zone was tested in hole MK07-101. At a depth of 170 metres the hole intersected a sequence of strongly mineralized zones of brecciated intrusive and sandstone hosted semi massive to massive pyrite veining/disseminations, rare chalcopyrite-sphalerite-galena and antimony sulphide veins and fractures. Analysis of the hole returned 81 metres of 1.26 g/t gold and 4.68 g/t silver including 10 metres of 4.85 g/t gold and 21.12 g/t silver. Hole MK07- 102 was testing the same area and encountered very high grade gold at approximately 100 metres depth, returning a 6 metre intersection of 55.95 g/t gold and 105.68 g/t silver, including 1.5 metres of 222.0 g/t gold and 385 g/t silver.

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from April 18th, 2007 to October 15th, 2007					
Drill Hole No.	**From (m)**	**To (m)**	**Intercept (m)**	**Gold (g/t)**	**Silver (g/t)**
MK07-104	186.0	200.5	14.5	2.27	6.82
	428.0	440.0	12.0	1.25	2.63
MK07-105	No significant intersections				
MK07-106	No significant intersections				
MK07-107	16.9	26.0	9.1	1.39	4.38
MK07-108	13.0	31.0	18.0	1.17	5.44
Including	13.0	18.6	5.6	2.25	5.06
	289.5	305.0	15.5	1.82	8.42
	398.0	408.5	10.5	1.64	24.46
Including	398.0	404.0	6.0	2.30	39.70
MK07-109	90.0	108.6	18.6	3.11	48.88
MK07-110	5.0	15.0	10.0	2.47	16.85
MK07-111	104.0	113.0	9.0	1.12	2.97
MK07-112	*Not sampled*				
MK07-113	*No significant intersections*				
MK07-114	15.3	23.6	8.3	0.66	3.68
MK07-115	0.0	38.0	38.0	1.06	7.43
Including	31.0	38.0	7.0	2.43	15.89
MK07-116	*Not sampled*				
MK07-117	*No significant intersections*				
MK07-118 to MK07-121	*Not sampled*				

*Holes are not drilled in numerical or sequential order.

All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation. Samples were analysed using a 50 gram fire assay with AA finish for gold and an aqua regia digestion with ICP-OES finish for silver.

Other Exploration Work

In addition to the drill work, Buffalo completed a 330 line, 4,000 kilometre airborne geophysical survey over the 220 square kilometre Mt. Kare Property and the adjacent 142 square kilometre 100%-owned EL 1427 property. Results from previous airborne geophysical surveys have successfully identified magnetic anomalies and related structures, with which the known mineralization at Mt. Kare is associated. The new surveys were used to identify additional magnetic anomalies and to define exploration and drilling

targets. These were subsequently followed up with surface sampling. The results have been disappointing so far so no new drill targets have been delineated.

Aside from the surface work completed at the project, an induced polarization ("IP") survey was completed in February 2008 to test the southern extension of the WRZ on EL 1093, which hosts the high grade zone of the Mt. Kare resource. The survey, carried out by Elliot Geophysics International ("Elliot"), followed up on previous work that outlined a broad IP response over the known mineralized zones, open-ended to the south. Elliott employed a different dipole configuration and more powerful transmitter compared to the previous survey, providing good quality readings and increased depth penetration. Modelling of the new data by the GeoDiscovery Group in Brisbane indicates that a +400 metre wide, 300 metre deep, strong chargeability anomaly extends southward for at least 250 metres beyond the most southerly line of drilling on Mt Kare. The anomaly is interpreted as being a response to sulphide mineralization and defines a previously untested portion of the Mt Kare gold-bearing epithermal system. This new anomaly is being reviewed to define drill targets and has the potential to add incremental ounces to the existing resource of 1.7 million ounces gold.

Proposed Exploration

The Company is awaiting final government approval of EL1575, which is south and west of EL1427 and EL1093. The area of EL1575 is approximately 200 square kilometres. Surface mapping and sampling including stream sediments, soils, BLEGs and ridge and spur will continue until all of the licenses have been sufficiently tested. Buffalo is also compiling an exploration program to follow-up on the IP Survey results from the southern extension of the WRZ.

Expenses

The Company incurred the following expenses on the Mt. Kare Property as follows:

Three months ended March 31	2008	2007
Drilling and sampling	$ 64,110	$ 934,883
Geological, geochemical, geophysics	150,729	402,810
Communications	75,393	49,380
Helicopter and transport	345,233	899,568
Salaries	152,227	148,190
Fuel	17,117	153,671
Accommodation and meals	52,152	105,251
Supplies	59,161	-
Automotive	-	108,855
Legal fees	23,424	34,134
Travel	31,214	54,724
Consulting	97,680	221,202
General	55,896	84,781
Total	$ 1,124,336	$ 3,197,449

Osilo

Osilo is an advanced exploration project in northern Sardinia. Historical work on the project delineated a series of low sulphidation high-grade epithermal gold veins providing a resource that is open for expansion. The Company has done no work on this project.

Monte Ollasteddu

Monte Ollasteddu is an early stage exploration project in southern Sardinia. Historical work identified multiple anomalies in soils and trenching, making this project highly prospective for defining new gold resources. The Company has done no work on this project.

As part of the acquisition of its Italian properties, and Monte Ollasteddu in particular, the Company assumed an obligation to Gold Fields Netherlands Services BV ("Gold Fields") to issue shares with a deemed value of $333,334 in two equal tranches on each of December 22, 2007 and 2008. The 2007 obligation equates to 280,112 common shares of the Company which to date have not been issued. The

number of common shares to be issued in December 2008 will be determined using a share price equal to the greater of: (i) an amount equal to the weighted average trading price of the Company's common shares on the Exchange for the 30 trading days immediately preceding December 18, 2008; and (ii) $0.595.

Corridors Project

The Company is targeting high-grade epithermal gold deposits on the 100% owned Corridors Project in Queensland, Australia. The Company has secured an agreement with BHP Billiton for exclusive use of a recently flown FALCON^{TM} survey. This airborne gravity gradiometer data has been valuable in highlighting quality targets.

Situated in the Drummond Basin, the Corridors Project has been the subject of a detailed surface geochemical sampling program. The program has identified two strong gold anomalies one of which has been followed-up by a shallow drill program and completed in September 2007.

2007 Exploration

Corridors was the subject of a detailed surface sampling program by the Company in 2006 and follow-up program in early 2007. The program identified two strong gold anomalies and one has been drill tested. The Company has drilled approximately 2,500 metres of a 7,000 metre RAB/RC (rotary air blast/reverse circulation) program.

Assay results have been received from the recent drilling program on the Langton and Dalton Tank tenements where Buffalo is searching for high-grade multimillion ounce epithermal deposits similar to the Pajingo mine (held until recently by Newmont) and bulk-tonnage, medium-grade deposits like the historic Mt. Leyshon mine. Ninety RAB holes were drilled for a total of 2,523 metres. The holes tested numerous high priority targets beneath cover rocks based on a combination of surface soil/auger geochemistry, magnetics and FALCON^{TM} gravity signatures. The drill line over the central geophysical and geochemical anomaly at Langton located a zone approximately 200 metres wide of anomalous gold. This includes two samples over 0.10ppm (the highest at 0.25ppm) with anomalous arsenic, lead and zinc. Several other holes in the line also returned gold over 0.01ppm with elevated lead and zinc.

Planned Work

The Company plans to follow up on the remaining gold anomalies at the Corridors project using a shallow drill program to be conducted in June 2008 but field access to the area may be hindered for several months following the heavy rain that has resulted in regional flooding. The 2008 budget is currently being reassessed.

Expenses

The Company incurred the following expenses on Corridors as follows:

Three months ended March 31	2008	2007
Drilling and sampling	$ -	$ 1,834
Land use permits	3,602	5,708
Consulting	7,271	-
Total	$ 10,873	$ 7,541

Oakland Park and Golden Gate Projects

Interpretation of geophysical data has resulted in the recognition of the potential extension of the Croydon Goldfield in Queensland, to the northwest of the Company's Golden Gate Project. A new 100% Company title, named Oakland Park, has been granted together with a new application, named Oakland Park West over the area which has received limited prior exploration due to a likely thin cover of sediments. Major structure is evident in the magnetics data, which strikes into Oakland Park from the contiguous Golden Gate Project.

2007 Exploration

The Company has not completed any surface work to date on the Oakland Park or Golden Gate properties other than geophysical interpretation. Work at Golden Gate has comprised collation of previous drill data for the definition of drill targets.

At Oakland Park, EPM15826 has been granted but EPM17360 is still under application and a draft native title agreement has been received from the QLD Nth Lands Council for these tenements and EPM 15381 (Golden Gate). The absence of drill rigs in Queensland has delayed drilling of this project but Buffalo is looking at the possibility of sharing a drill rig with Bondi in the spring. Targets identified include down-dip extensions of the historically mined high-grade stopes and extensions of the main line of lode along strike to the north and west.

Planned Work

The work plan for 2008 will include finalising a drilling program for both properties. The budget for 2008 is currently being reassessed.

Expenses

The Company incurred the following expenses on Oakland Park and Golden Gate properties as follows:

Three months ended March 31	2008	2007
Geological, geochemical, geophysics	$ -	$ -
Land use permits	17,809	-
Consulting	1,818	-
Total	$ 19,627	$ -

Cadarga Project

Interpretation of geophysical data has resulted in the recognition of several targets in the Queen May Goldfield in Central Queensland. A new 100% owned Company title, named Cadarga, has been lodged over the area which has received limited prior exploration and drilling.

2007 Exploration

The Company has not completed any surface work to date on the Cadarga property other than geophysical interpretation. Work at Cadarga has comprised collation of previous reports and geophysical data interpretation for the definition of drill targets.

A new exploration permit has been granted in the May Queen Goldfield of Queensland. The permit comprises 236 square kilometres and lies approximately 90 kilometres southwest of the Mount Rawdon gold mine. A number of known gold occurrences within the application have been drilled by previous explorers with results including one metre at 149 g/t gold, one metre at 71.7 g/t gold and four metres 38.7 g/t gold less than 40 metres from surface.

Planned Work

The Company has identified a number of targets in the magnetic data and beneath cover rocks which will be drill tested in 2009. The work plan for 2008 will include collation of previous work. The budget for 2008 is currently being reassessed.

Expenses

The Company did not incur any expenses on the Cadarga Projects in 2008.

Palmer River Project

Interpretation of geophysical data has resulted in the recognition of numerous targets west of the Palmer River Goldfield in North Queensland. Twelve new 100% owned Company titles, named Palmer River Project, have been lodged over the area, which has received limited prior exploration.

2007 Exploration

The Company has not completed any surface work to date on the Palmer River properties other than geophysical interpretation. Work at Palmer River has comprised geophysical data interpretation for the definition of drill targets.

Planned Work

The work plan for 2008 will include collation of previous work. The budget for 2008 is currently being reassessed.

Expenses

The Company did not incur any expenses on the Palmer River Project in 2008.

EXPLORATION PROPERTIES – NICKEL

Buffalo continues to focus on developing its gold assets. However, the Company follows a growth strategy that includes the opportunistic acquisition of undervalued projects that can be subsequently leveraged through sale or joint venture. The following projects are considered non-core assets for Buffalo.

Hannah 1

The Hannah 1 target was first discovered by a major Australian mining company, but drill testing failed to reach target due to technical difficulties. From geophysical modelling, the target depth had been estimated to be at 450 metres.

The Hannah 1 project is located along major structure, approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally this area had character in magnetics data that suggests it could contain several significant deposits hosted by mafic rocks.

2007 Exploration

The Company completed a single deep diamond drill hole at the Hannah 1 base metal prospect. The hole intersected disseminated sulphides at the target depth of 425 metres, with the zone continuing for more than 200 metres. Assay results from the core were not anomalous even with the presence of pyrite. Petrographic work on the samples determined that the environment was not ideal to host nickel, platinum group metals or other base metals of economic interests. Further drilling is not required and two of the titles have been dropped.

Planned Work

Following evaluation of drill results, the Company decided to stop work on this property and wrote off the accumulated acquisition costs.

Expenses

The Company incurred the following expenses (recoveries) on the Hannah 1 Property as follows:

Three months ended March 31	2008	2007
Drilling and sampling	$ -	$ 8,377
Land use permits	-	18
Consulting	838	-
Total	$ 838	$ 8,395

Rawlinna

The Rawlinna project is an extension of the Hannah 1 area. The Company holds two granted and five exploration licence applications along the Fraser Mobile Belt covering significant targets.

The Rawlinna project is located along major structure, approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally this area had character in magnetics data that suggests it could contain several significant deposits hosted by mafic rocks.

2007 Exploration

The Company has completed detailed geophysics interpretation and identified a number of targets warranting air and ground geophysics and drill testing.

Planned Work

Upon granting of all exploration licences the Company will carry out detailed air and ground geophysics surveys to locate drill collar positions followed by drill testing of individual targets. The budget for 2008 is currently being reassessed.

The Company incurred the following expenses on the Rawlinna project as follows:

Three months ended March 31	2008		2007	
Consulting	$	774	$	-
Total	$	774	$	-

EXPLORATION PROPERTIES – SILVER AND BASE METALS

Woodmurra and Callabonna

These two projects are considered to be prospective for silver-zinc-lead deposits. The four granted permits are 100% owned by the Company and comprise two new project areas named Woodmurra and Callabonna, which are located approximately 50 kilometres east of Oodnadatta, SA (300 kilometres northwest of the giant Olympic Dam copper-gold-uranium mine) and 200 kilometres NNW of Broken Hill respectively.

The four permits cover an area of approximately 1,960 and 1,300 square kilometres respectively of unexplored terrane prospective for buried large silver-zinc-lead deposits. Only one previous drill-hole has tested the basement in the immediate vicinity of the Company's permits at Woodmurra and encountered high grade metamorphic rock types which would be expected in a sequence that hosts large base metal deposits. To the west of the Woodmurra permits, the outcropping rocks contain unusual garnet-bearing rocks which are also a hallmark indicator of a prospective sequence.

2007 Exploration

The Company completed a detailed geophysical interpretation of the area defining areas of interest for focused ground work and drilling.

Planned Work

The Company proposes to carry out detailed ground gravity followed by ground magnetics and drill testing of a range of targets in four to five holes. The budget for 2008 is currently being reassessed.

Expenses

The Company incurred the following expenses on Woodmurra and Callabonna as follows:

Three months ended March 31	2008		2007	
Consulting	$	1,802	$	-
Total	$	1,802	$	-

Red River

This project is considered to be prospective for very large Potosi-style silver-tin deposits.

Four granted exploration permits and five new permit applications are 100% owned by the Company and comprise a new project area named Red River, which is located north and west of the North Maureen project.

The nine permits cover an area of approximately 1,300 square kilometres of an unexplored terrane prospective for buried large silver-tin deposits. Drilling by a competitor exploration company has confirmed the prospectivity if this terrane with a significant intersection of 133m grading 18.3 g/t Ag, 0.15% Sn, 1.1% Zn and 0.36% Cu beneath younger cover sediments.

2007 Exploration

The Company completed a detailed geophysical interpretation of the area defining 16 target areas of interest for focused ground work and drilling.

Planned Work

The Company proposes to progress these applications through to grant in 2008. The budget for 2008 is currently being reassessed.

The Company incurred the following expenses on Red River as follows:

Three months ended March 31	2008	2007
Land use permits	$ 11,422	$ 3,980
Consulting	227	-
Total	$ 11,650	$ 3,980

EQUITY INVESTMENT PORTFOLIO

Buffalo invests in other junior resource companies as part of its strategy for continued growth for its shareholders. In addition to the Bondi transaction, in 2007 Buffalo made significant investments into two junior gold explorers.

Bondi Mining Limited

In November 2007, the Company transferred all of its uranium assets to Australian explorer Bondi in exchange for 25,000,000 Bondi shares and options to purchase 5,000,000 Bondi shares. At March 31, 2008, Buffalo held a 42% interest in Bondi. Bondi has been working to further explore the uranium project portfolio.

Field sampling and airborne geophysical surveying was completed at the Murphy Project in the Northern Territory during the last quarter of 2007. Track etch surveying highlighted 17 drill targets within the seven priority areas chosen for ground surveying and Bondi plans to carry out 10,000 metres of drilling in 2008, with field activities commenced in March 2008. A detailed airborne magnetic and radiometric survey was completed at the Mt. Hogan project, resulting in the identification of two new uranium targets in addition to the existing drill target with a historical drill intersection of seven metres at 0.38% U_3O_8.

Bondi has reported that "the first phase of drilling on the project will comprise approximately 200 RAB holes for around 4,000 metres, testing 10 different target areas which have been developed based on detailed magnetics and radiometrics, Hoistem airborne EM survey results, and Radon track etch anomalies..." According to Bondi the first phase of drilling will take approximately four weeks with a second phase planned for July and August once results from this drilling program have been received and interpreted.

Bondi also completed airborne magnetic and radiometric surveying at the North Maureen project. The drill program was delayed to March 2008 due to flooding in the area. For more information on Bondi, please see the company website, www.bondimining.com.au.

AMI Resources Inc.

The Company acquired 1,445,500 shares of AMI in 2007 and a further 5,724,500 shares of AMI in 2008. Accordingly, Buffalo is now a major shareholder of AMI, holding an estimated 22%. AMI has been an equity investee of the Company since January 2008.

AMI is an exploration and development stage company, which has exploration activities in Ghana, West Africa. AMI, through its operating subsidiary AMI Africa Exploration Ltd., holds two contiguous concessions, Anuoro (Praso) and Beposo, which cover 15 kilometres of strike length along the prolific Ashanti Trend. AMI's concessions cover approximately 166 square kilometres within this trend and are jointly referred to as the North Ashanti Project. AMI has spent approximately $4,000,000 to date exploring and developing this project. This intensive and ongoing exploration activity included soil geochemistry, magnetic survey, trenching and drilling. 6.85 million tonnes @1.35 g/t Au for 327,000 ounces:

Beposo - Measured 3,475,454 tonnes @ 1.55 g/t Au = 189,407 ounces

Beposo - Indicated 696,636 tonnes @ 1.65 g/t Au = 40,528 ounces

Anuoro - Indicated 2,687,328 tonnes @ 1.03 g/t Au = 97,686 ounces

Kinbauri Gold Corp.

Kinbauri (TSX-V: KNB) owns the El Valle Mill and auxiliary facilities, the El Valle and Carles Mines and two other properties within the Rio Narcea Gold Belt in northwestern Spain.

The Company's immediate focus is to upgrade resources to reserves and complete a mine development plan at El Valle in order to commence production of gold and copper at the mine and mill complex there in 2010.

The total NI 43-101 (November) resources at El Valle/Carles now stand at 1,828,580 ounces gold (9.0Mt at 6.3g Au/t) and 136.8M pounds copper (8.1Mt at 0.8% Cu). A follow-up 23,000 metre in-fill drill program is in progress and will form the basis for detailed mining plans and pre-production development, which in turn will result in full production at El Valle/Carles of approximately 145,000 ounces of gold equivalent per year by 2010.

Kinbauri owns six other mining properties: Corcoesto, also in northwestern Spain, (340,000 oz}; along with five North American precious metals properties in Ontario, Quebec and Nevada which it is planning to joint venture.

At December 31, 2007 Buffalo held a 26% interest in Kinbauri. In the quarter ended March 31, 2008, the Company sold 2,400,000 shares of Kinbauri for net proceeds of $1,394,000. Subsequent to March 31, 2008, the Company sold a further 3,580,000 shares for net proceeds of $2,835,000. Buffalo's CEO, Brian McEwen, sits on Kinbauri's board of directors. In February 2008, Buffalo sold some of its investment with the result that its shareholding fell below 20% and it ceased to be an equity investment.

SELECTED QUARTERLY INFORMATION

During the most recent eight quarters, the Company has not recognized any revenue or incurred any loss from discontinued operations or extraordinary items. Buffalo sold gold from its Sardinian operations, but because the Company is in the development stage, proceeds from the sale of gold have been offset against capitalized mining costs for presentation purposes.

Quarter Ended	Revenue	Loss for the Quarter	Loss per Share Basic and Fully Diluted
June 30, 2006	-	(2,919,643)	(0.10)
September 30, 2006	-	(5,103,850)	(0.16)
December 31, 2006	-	(3,474,613)	(0.08)
March 31, 2007	-	(3,849,560)	(0.07)
June 30, 2007	-	(4,158,761)	(0.07)
September 30, 2007	-	(3,579,467)	(0.05)
December 31, 2007	-	(2,868,248)	(0.03)
March 31, 2008	-	(4,240,789)	(0.04)

In 2006, expenditures increased over prior periods as the Company expanded its operations at Mt. Kare and undertook exploration work in Australia following its March 2006 purchase of Gold FX Limited ("Gold FX").

In 2006, the most significant factor affecting the quarterly loss was exploration expenditures, as detailed above. In addition, stock-based compensation is a material expense and was $354,000 in the second quarter, $2,668,000 in the third quarter and $nil in the fourth quarter. In the fourth quarter of 2006, the Company generated interest income and foreign exchange gain from holding funds denominated in United States dollars; together these represented over $1 million of income.

The net loss decreased in the first quarter of 2007, primarily because of lower administrative expenses. The net loss increased in the second quarter of 2007 with expanded exploration activities, particularly in Australia. The loss increased slightly in the third quarter of 2007, but there were several trends at work: the Company spent about $1.8 million less on exploration activities, but incurred a loss on disposition of marketable securities ($1.1 million) and recorded a $573,000 loss in respect of its proportion of Kinbauri's loss for the period. The net loss decreased in the fourth quarter of 2007 following the merger with Sargold and assumption of that company's Italian operations. In the fourth quarter, the Company reduced the scope of its operations in Papua New Guinea and, while it incurred significant expenses at its Italian operations, many of these expenses were capitalized and were not included in the loss for the period. Buffalo recorded a gain on the sale of its uranium properties which, net of related future income taxes, contributed $4.5 million.

The net loss in the first quarter of 2008 reflected reduced exploration and administrative expenditures, although the most significant difference in the loss from operations related to the absence of stock-based compensation. In spite of the lower operating expenses, the loss was higher than the previous quarter, primarily because the Company recorded had recorded gain on the sale of its uranium properties in November 2007

Future trends in exploration expenses will depend on the success of the Furtei mine, the outcome of the Company's current exploration initiatives and the ability of the Company to seek additional financing.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Although the mine is operating and the Company has sold gold doré bars and concentrate, the Furtei Mine is considered to be in the development stage for accounting purposes. Accordingly, mining expenses, net of revenues, are capitalized for presentation purposes. Once the Company has completed the NI 43-101 review of the resource and mine operations, the Company will establish criteria to move to the production stage. Once in the production stage, the Company will recognize revenues and expenses in the statement of operations.

Mining Activities

In the three months ended March 31, 2008, the Company capitalized $1,397,000 in net mining costs:

Mining costs		
Mining expenses	$	2,082,481
Mining revenues		(685,430)
Net mining costs capitalized	$	1,397,051

Exploration Expenses

In the quarter ended March 31, 2008, the Company spent $1,221,000 on exploration activities compared to $3,440,000 in the quarter ended March 31, 2007. Of this amount, 92% was incurred on the Mt. Kare Property, about the same proportion as in the prior year. The Mt. Kare expenses primarily related to maintaining a camp at Mt. Kare. The exploration activities on other properties were much more limited, with most of the effort being expended on the Company's Australian gold properties.

The Company expects exploration expenditures to continue at reduced levels in fiscal 2008 as the Company plans exploration on the Sardinian properties.

Administrative Expenses

In the quarter ended March 31, 2008, the Company incurred administrative expenses of $1,041,000 compared to $592,000 in the quarter ended March 31, 2007. The increase was primarily attributable to the 2007 merger with Sargold: Buffalo hired additional staff in Vancouver and acquired administrative activities in Sardinia. Expenses in the current quarter decreased compared to the fourth quarter of 2007. The big difference was stock-based compensation – there was no expense in the current quarter but $1,549,000 in the fourth quarter of 2007. Professional fees were also lower in the current quarter compared to the fourth quarter of 2007, because the prior period included a year-end accrual for audit fees.

The Company expects that administrative expenses in 2008 will be broadly comparable to 2007.

Other Items

Following the purchases of equity interests in Bondi, AMI and Kinbauri, the Company records its share in the loss recorded by these companies. It is necessary to adjust this loss as these companies have different accounting policies from Buffalo. The equity in the loss of investees was:

Period ended March 31		2008		2007
Bondi	$	287,258	$	-
AMI		132,000		-
Kinbauri		665,794		-
	$	1,085,052	$	-

In the quarter ended March 31, 2008, the Company earned $8,500 of interest income from investments from excess cash (March 31, 2007 - $159,000). The Company's invested capital diminished considerably in the year ended December 31, 2007 following expenditures on operating and investing activities.

The Company recorded a foreign exchange loss of $1,465,000 for the quarter ended March 31, 2008 (March 31, 2007 – gain of $47,000). Most of the loss relates to exchange rate changes on liabilities of the Company's subsidiaries that are denominated in euros. The Company is currently affected by changes in exchange rates between the Canadian dollar, euro, Australian dollar and Papua New Guinea kina, with changes in the value of the euro having the most significant effect.

Income Taxes

In the year ended December 31, 2007, the Company recognized a $38,000 future income tax recovery since the Company can offset Australian operating losses against future income tax liabilities on its exploration properties and Bondi shares.

Net Loss

The loss for the quarter ended March 31, 2008 was $4,241,000 or $0.04 per share as compared with a loss for the quarter ended March 31, 2007 of $3,162,000 or $0.06 per share.

Share Issuances

In January 2008, the Company completed the second tranche of a brokered private placement of 9,104,001 units at a price of $0.45 per unit to generate gross proceeds of $4,096,800 of which $211,500 was received in 2007. Each unit comprises one common share and a half-warrant with each full warrant exercisable to purchase a common share at $0.75 for a period of two years. The Company incurred cash offering costs of $474,000. In addition, the Company issued 1,114,711 broker warrants. Altogether, the Company issued an aggregate of 17,774,001 units at a price of $0.45 per unit for aggregate gross proceeds of $7,998,300 pursuant to this placement.

Change in Financial Position

At March 31, 2008 the Company has total assets of $112,258,000 as compared to $104,961,000 at December 31, 2007. The change in total assets is primarily due cash raised in the January private placement offset by expenditures on operations and the acquisition of a larger interest in AMI. The Company also sold part of its equity investment in Kinbauri and the balance was revalued to market cost as it became an available-for-sale security.

The Company had a cash balance of $355,000 at March 31, 2008, as compared to a cash balance of $1,065,000 at December 31, 2007.

TRANSACTIONS WITH RELATED PARTIES

During the quarter ended March 31, 2008, the Company incurred expenses with parties not at arm's length as follows:

Party	Director or Officer Fees	Other Fees	Rent	Total
Feehily MacPhedran, Oldfield, Reynolds[1]	45,000	-	-	45,000
Brian McEwen Consulting Inc. [2]	53,160	-	-	53,160
Lakehead Geological Services Inc. [3]	15,000	-	-	15,000
Colourworks Presentation Inc.[4]	1,040	-	-	1,040
J.G. Stewart Law Corporation Ltd. [5]	30,000	-	-	30,000
MCSI Consulting Services Inc. [6]	12,000	-	-	12,000
Longview Capital Partners Incorporated [7]	-	87,505	10,800	98,305
Total	156,200	87,505	10,800	254,505

[1] Beneficially owned by Damien Reynolds, the Company's executive chair and a director.
[2] Beneficially owned by Brian McEwen the Company's president and CEO and a director.
[3] Beneficially owned by a Douglas Turnbull, a director. Other fees relate to technical services.
[4] Beneficially owned by a spouse of a director
[5] Beneficially owned by James G. Stewart, a director.
[6] Simon Anderson, an officer of the Company holds a 50% interest.
[7] Has shareholders and one director in common with the Company. Other fees relate to investor relations services ($30,000) and technical services.

The Company currently retains its management on a month-to-month basis except for a contract with Brian McEwen Consulting Inc. for Brian McEwen's services. Mr. McEwen is paid an annual consulting fee of $212,600; the contract may be terminated on 30 days' notice.

Effective January 1, 2008, the Company entered into a one-year investor relations contract with Longview Capital Partners Incorporated, a company with a director in common. Buffalo agreed to pay $10,000 per month for the first three months, $12,500 per month for the balance of the contract and to issue 400,000 options exercisable at $0.45 per share.

LIQUIDITY AND CAPITAL RESOURCES

The Company's mining and exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing for funding exploration until it develops cash flow from its operations. The Company is currently in discussions with a party to provide debt financing. If successful, this would be used to fund the Furtei operations and, in particular, development of underground mining. The Company owns shares in publicly traded companies which it can sell to generate cash to fund operations. The Company also owns warrants in publicly traded companies that are currently in the money, which it could exercise.

There is no assurance that the Company can continue to obtain financings; failure to obtain funding would result in the curtailment of activities until further financing could be obtained.

At March 31, 2008, the Company's working capital was $5,223,000 compared to a deficiency of $2,122,000 at December 31, 2007. The single biggest factor was the reclassification of Buffalo's remaining investment in Kinbauri from an equity investment (which is not part of working capital) to a marketable security (which is). There were several other factors at work but, in addition to changes related to increased operations in Sardinia, the euro's strengthening against the dollar had an adverse effect on the Canadian dollar-equivalent of the Company's Italian net liabilities.

Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. The Company has not made any commitments for capital expenditures. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements, debt offerings and its planned development of its properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing, hedging or research and development services with the Company.

ADOPTION OF ACCOUNTING POLICIES

The Company's significant accounting policies are disclosed in the December 31, 2007 audited financial statements.

Effective January 1, 2008, the Company adopted Handbook sections 3852 *Financial Instruments - Disclosure*, 3863 *Financial Instruments - Presentation*, 1535 *Capital Disclosure* and 3031 *Inventories*. Effective January 1, 2009, the Company plans to adopt Handbook section 3064 *Goodwill and Intangible Assets*. Further particulars of these new Handbook sections are provided in note 3 of the financial statements.

FINANCIAL AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, receivables, notes receivable, accounts payable and accrued liabilities, other and other short-term liabilities approximates their carrying value due to the short-term nature of these financial instruments. The fair value of certain long-term liabilities has not

been estimated as it considered to be indeterminable. For these liabilities, the Company has used the face value of the liability.

Exchange risk - Many of the Company's expenses are denominated in Papua New Guinea kina, euros and Australian dollars. The Company does not currently hedge its foreign exchange positions and so is exposed to foreign exchange risk on its Papua New Guinea, Italian and Australian operating and capital investment budgets.

Interest rate risk - The Company has no interest-bearing debt and so is not exposed to interest rate risk on financing activities. The Company is exposed to interest rate risk on its invested funds.

Credit risk - The Company currently places substantially all of its cash in accounts with a Canadian chartered bank and is therefore not subject to significant credit risk. The Company might be exposed to credit risk if it were to place significant funds in a bank account in Papua New Guinea.

OUTSTANDING SHARE DATA

The Company has one class of authorized capital, being an unlimited number of common shares without par value. At the date of this report, the Company has issued 106,897,620 common shares. The Company has 7,934,2123 stock options with exercise prices ranging from US$0.35 to US$2.08 and 23,332,256 share purchase warrants outstanding with exercise prices ranging from US$0.50 to US$2.25. In addition, the Company has committed to issue common shares to Gold Fields (see "Monte Ollasteddu" above) and to issue 400,000 options to Longview Capital Partners Incorporated (see "Related Party Transactions" above)

Form 52-109F2 – Certification of Interim Filings

I, Simon J. Anderson, the Chief Financial Officer of Buffalo Gold Ltd., certify that:

1.   I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Buffalo Gold Ltd. (the issuer) for the period ending March 31, 2008;

2.   Based on my knowledge, the Interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the Interim filings;

3.   Based on my knowledge, the Interim financial statements together with the other financial information included in the Interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the Interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

     (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Interim filings are being prepared; and

     (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the Interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2008

/s/ *Simon J. Anderson*

Simon J. Anderson
Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings

I, Brian McEwen, the Chief Executive Officer of Buffalo Gold Ltd., certify that:

1.   I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Buffalo Gold Ltd. (the issuer) for the period ending March 31, 2008;

2.   Based on my knowledge, the Interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the Interim filings;

3.   Based on my knowledge, the Interim financial statements together with the other financial information included in the Interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the Interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Interim filings are being prepared; and

   (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and.

5.   I have caused the issuer to disclose in the Interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

/s/ *Brian McEwen*

Brian McEwen
Chief Executive Officer